UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

SPLUNK INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

848637104

(CUSIP Number)

Arrie R. Park

Hellman & Friedman LLC

415 Mission Street, Suite 5700

San Francisco, California 94105

(415) 788-5111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 848637104

1.	Names of Reporting Persons. H&F Corporate Investors X, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 12,799,822
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,799,822
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,799,822
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 848637104

1.	Names of Reporting Persons. Hellman & Friedman Investors X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 12,799,822
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,799,822
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,799,822
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 848637104

1.	Names of Reporting Persons. Hellman & Friedman Capital Partners X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 12,799,822
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,799,822
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,799,822
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 848637104

1.	Names of Reporting Persons. H&F Shadowfax Holdings GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 12,799,822
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,799,822
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,799,822
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 848637104

1.	Names of Reporting Persons. H&F Shadowfax Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 12,799,822
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,799,822
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,799,822
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 848637104

1.	Names of Reporting Persons. H&F Shadowfax Holdings 2 GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 11,909,197
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,909,197
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,909,197
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 848637104

1.	Names of Reporting Persons. H&F Shadowfax Holdings 2, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 11,909,197
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,909,197
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,909,197
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3%
14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends the statement on Schedule 13D originally filed by certain of the Reporting Persons on March 4, 2022, as amended by Amendment No. 1 filed on April 4, 2022, as amended by Amendment No. 2 filed on September 9, 2022 (as amended, the “Schedule 13D”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Splunk Inc., a Delaware corporation (the “Issuer”).

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On October 11, 2022 David R. Tunnell, a Partner of Hellman & Friedman LLC, was appointed to serve as a member of the Board of Directors of the Issuer and in such capacity may have influence over the corporate activities of the Issuer, including activities which may relate to items describe in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Items 3, 4 and 5 are incorporated by reference in its entirety into this Item 6.

Directors affiliated with Hellman & Friedman LP are entitled to earn director compensation pursuant to the Issuer’s standard director compensation arrangements, which compensation is held for the benefit of private investment funds affiliated with H&F Shadowfax Holdings 2, L.P. and H&F Shadowfax Holdings, L.P. In connection with Mr. Tunnell’s appointment to the Board of Directors of the Issuer, in accordance with the Issuer’s director compensation policy, Mr. Tunnell was awarded 7,021 restricted stock units of which 4,468 will vest in three equal annual installments beginning on October 11, 2023 and 2,553 will vest in full on the day prior to the Issuers 2023 Annual Meeting of Stockholders.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2022

H&F CORPORATE INVESTORS X, LTD.

By:	/s/ David R. Tunnell
Name: David R. Tunnell
Title: Vice President

HELLMAN & FRIEDMAN INVESTORS X, L.P.

By:	H&F Corporate Investors X, Ltd.
Its:	General Partner

By:	/s/ David R. Tunnell
Name: David R. Tunnell
Title: Vice President

HELLMAN & FRIEDMAN CAPITAL PARTNERS X, L.P.

By:	Hellman & Friedman Investors X, L.P.
Its:	General Partner

By:	H&F Corporate Investors X, Ltd.
Its:	General Partner

By:	/s/ David R. Tunnell
Name: David R. Tunnell
Title: Vice President

H&F SHADOWFAX HOLDINGS GP, LLC

By:	Hellman & Friedman Capital Partners X, L.P.
Its:	Managing Member

By:	Hellman & Friedman Investors X, L.P.
Its:	General Partner

By:	H&F Corporate Investors X, Ltd.
Its:	General Partner

By:	/s/ David R. Tunnell
Name: David R. Tunnell
Title: Vice President

H&F SHADOWFAX HOLDINGS, L.P.

By:	H&F Shadowfax Holdings GP, LLC
Its:	General Partner

By:	Hellman & Friedman Capital Partners X, L.P.
Its:	Managing Member

By:	Hellman & Friedman Investors X, L.P.
Its:	General Partner

By:	H&F Corporate Investors X, Ltd.
Its:	General Partner

By:	/s/ David R. Tunnell
Name: David R. Tunnell
Title: Vice President

H&F SHADOWFAX HOLDINGS 2 GP, LLC

By:	/s/ Stephen Ensley
Name: Stephen Ensley
Title: Vice President

H&F SHADOWFAX HOLDINGS 2, L.P.

By:	/s/ Stephen Ensley
Name: Stephen Ensley
Title: Vice President

[Schedule 13D Signature Page]